UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Appointment of Chief Financial Officer

On February 4, 2025, Freightos Limited announced that it has hired Pablo Pinillos to serve as its Chief Financial Officer, or CFO, beginning on March 1, 2025. Prior to joining Freightos, Mr. Pinillos served as the CFO of Coincover, a pioneering blockchain protection company, beginning in October 2023. He previously served as the CFO of Bitrise, a leading platform for mobile app development automation, from July 2021 until September 2023. Before that, he served in various positions of increasing responsibility from 2007-2021, including as VP Strategic Growth & Business Transformation, at Qlik, a leading provider of end-to-end, real-time data integration and analytics solutions that help organisations access and transform all their data. He holds a Bachelors of Business Administration from Universidad Complutense de Madrid.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press release, dated February 4, 2025, issued by Freightos Limited announcing hiring of Pablo Pinillos as its Chief Financial Officer

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K (excluding the contents of Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: February 4, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel